MorningStar Partners, L.P.

400 West 7th Street

Forth Worth, Texas 76102

September 23, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Irene Barberena-Meissner

Re:	MorningStar Partners, L.P.
Draft Registration Statement on Form S-1
Submitted July 14, 2022
CIK 0001559432

To the addressees set forth above:

This letter sets forth the responses of MorningStar Partners, L.P. (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 19, 2022 (the “Comment Letter”) relating to the Draft Registration Statement on Form S-1 confidentially submitted on July 14, 2022, as amended by Amendment No. 1 filed with the Commission on August 31, 2022 (“Amendment No. 1”) (collectively, the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, confidentially submitted to the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 2”) that reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

We note your revised disclosure in response to prior comment 2 that you believe the low decline nature of your reserves and the relatively low cost to maintain production combined with your zero to low leverage profile will allow you to distribute a “substantial portion” of your cash flow from operations each quarter to your unitholders. We also note your revised disclosure on page 136 that your primary business objective is to distribute a substantial portion of your cash flow from operations to your unitholders each quarter and, over time, to increase your quarterly cash distributions. Please revise your disclosure to explain how you define “substantial portion” of your cash flow from operations each quarter, and how this relates to your cash distribution policy described on page 79.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 1, 102, 130 and 134 of Amendment No. 2.

2.

We have read the three proved reserve reports filed with Amendment No. 1 as Exhibit 99.1 (SEC prices, as of December 31, 2021), Exhibit 99.2 (SEC prices, as of July 31, 2022) and Exhibit 99.3 (NYMEX strip prices, as of August 1, 2022). We also note your updated SEC and NYMEX proved reserves and the related estimates of PV-10 are disclosed throughout your filing as of August 1, 2022. Please note SEC reserve evaluations, based on historical average prices and costs, provide an estimate of reserves using an effective date “as of the end of a time period,” e.g. as of July 31, 2021. The optional disclosure of NYMEX reserve evaluations, based on forecasted future prices and costs, may provide an estimate of reserves using an effective date “as of the beginning of a time period,” e.g. as of August 1, 2022. Please revise your proved reserves disclosures throughout your filing to conform with these “as of” dates. Refer to the disclosure requirements in Item 1202(a) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly to clarify the “as of” dates of our SEC and NYMEX reserve evaluations. Please see pages 3-4, 25-26, 131-32, 136-38, 143 and 240 and Exhibits 99.1, 99.2 and 99.3 of Amendment No. 2.

Risks Inherent in an Investment in Us

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions, page 65

3.

We note your revised disclosure in response to prior comment 11. Please revise to disclose whether the waiver of jury trial provision applies to federal securities law claims. If the provision applies to federal securities laws claims, please also clearly state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 66 and 194 of Amendment No. 2.

Business and Properties

Oil, Natural Gas and NGL Data

Proved Undeveloped Reserves (PUDs), page 139

4.

We have read your responses to prior comments 17 and 18, but note your revised five-year PUD development plan through 2026 on page 140 appears to relate to converting only 16.3 MMBoe of the total 23.3 MMBoe of proved undeveloped reserves as of December 31, 2021. Please expand your disclosure to explain why you include additional proved undeveloped reserves for locations not included in your five-year PUD development plan or revise your disclosure to resolve this apparent inconsistency. Refer to Item 1203(d) of Regulation S-K, Rule 4-10(a)(31)(ii) of Regulation S-X, and question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules for further clarification or guidance.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 140 of Amendment No. 2.

Drilling Results, page 144

5.

We have read your response to prior comment 19, but note the table on page 145 relating to the activities in progress at December 31, 2021 shows there were no wells in the process of drilling, awaiting or undergoing completion. This appears to be inconsistent with the disclosure on page F-20 of proved property balances that include costs of $2.4 million at December 31, 2021 related to wells in the process of drilling. Please revise your disclosure as necessary to resolve this apparent inconsistency or tell us why a revision is not needed.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 145 of Amendment No. 2.

Executive Compensation and Other Information, page 170

6.

We note the disclosure in your Summary Compensation Table regarding a stock award in the year ended December 31, 2021. Please provide the disclosure required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) with respect to such award.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 171 of Amendment No. 2.

Exhibits

7.

The reserve reports filed as Exhibits 99.1, 99.2 and 99.3 refer to additional supplemental information, e.g. Operating Expense (column 22) in the attached tables, an Appendix with reserve criteria of the SEC and the methods employed in estimating reserves, a Table of Contents and various Tables I and II, not included with the reports. Please obtain and file revised reports to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see revised Exhibits 99.1, 99.2 and 99.3 included with Amendment No. 2

8.

We note disclosure in Exhibit 99.3 indicating that the estimates of reserves and future net revenue based on forward strip pricing were prepared in accordance with the definitions and guidelines set forth in the June 2018 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Please note Item 1202(b) of Regulation S-K permits the optional presentation of the sensitivity of reserves to different pricing and cost criteria. However, the underlying reserve volumes, excluding the changes to prices and costs, must still comply with the definitions in Rule 4-10(a) of Regulation S-X for purposes of disclosure under Subpart 229.1200, including disclosure under Item 1202(b) of Regulation S-K.

To the extent that the estimates do not meet these requirements, please obtain and file a revised reserve report and revise the disclosure throughout your filing accordingly. Alternatively, revise the disclosure in the reserves report filed Exhibit 99.3 to remove all references to definitions and requirement other than those as identified under Item 1201(c) of Regulation S-K which specifies that the definitions in Rule 4-10(a) of Regulation S-X shall apply for purposes of disclosure under Subpart 229.1200.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see revised Exhibit 99.3 included with Amendment No. 2

9.

Please expand the disclosure in Exhibit 99.3 to clarify, if true, that the price sensitivity analysis kept all factors, including production forecasts, operating and development costs and the timing for drilling new wells, the same as those used in Exhibit 99.2, the reserve evaluation based on SEC pricing, and the only change relates to the product prices. Refer to Item 1202(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see revised Exhibits 99.2 and 99.3 included with Amendment No. 2

10.

The disclosure in Exhibit 99.3 under the section “General Discussion” includes the statement that this letter is for the use of MorningStar Partners L.P. and should not be used, circulated, or quoted for any other purpose without the express written consent of Cawley, Gillespie & Associates, Inc. or except as required by law. Since the referenced report is included in, and required as part of, a filing made with the United States Securities and Exchange Commission pursuant to Item 1202(a)(8) of Regulation S-K, please obtain and file a revised reserves report to remove language that limits the distribution of the report to an exclusive audience. Furthermore, the revised reserve report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the Securities and Exchange Commission to comply with Item 1202(a)(8)(i) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see revised Exhibit 99.3 included with Amendment No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Michael Chambers of Latham & Watkins LLP, at (713) 546-7416 or Mollie Duckworth of the same firm at (737) 910-7325.

Very truly yours,

MorningStar Partners, L.P.

By:	/s/ Brent W. Clum
Name:	Brent W. Clum
Title:	President of Business Operations and Chief Financial Officer

cc:	Michael Chambers, Latham & Watkins LLP
Mollie Duckworth, Latham & Watkins LLP